Execution Version

Exhibit 99.2

CONSENT AND FIRST AMENDING AGREEMENT

THIS AGREEMENT is made effective as of September 18, 2024

BETWEEN:

OBSIDIAN ENERGY LTD., a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),

OF THE FIRST PART,

- and -

ROYAL BANK OF CANADA, BANK OF MONTREAL, and CANADIAN WESTERN BANK,

OF THE SECOND PART,

- and -

ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE THIRD PART.

WHEREAS the Borrower has advised the Agent that it intends to enter into amendments to each of the Burgess Royalty Assumption Agreements and the Cavalier Famout and Option Agreements, in each case, to reflect the replacement of the Borrower with its Material Subsidiary, Obsidian Energy Partnership, as a party thereto (the "Burgess Amendments");

AND WHEREAS in connection with the Burgess Royalty Assumption Agreements (a) the Agent previously entered into and delivered two no interest letters each dated May 23, 2024 in favour of Burgess and the Borrower (collectively, the "Burgess No Interest Letters") and (b) Burgess entered into the Burgess Royalty Subordination Agreements to and in favour of the Agent;

AND WHEREAS in connection with the Burgess Amendments, the Borrower has requested that the Agent and Burgess enter into replacements of the Burgess No Interest Letters (the "Replacement Burgess No Interest Letters") and the Burgess Royalty Subordination Agreements (such replacements, the "Replacement Burgess Royalty Subordination Agreements"), respectively, in each case, to reflect the replacement of the Borrower by Obsidian Energy Partnership as a party to Burgess Royalty Assumption Agreements and the Cavalier Famout and Options Agreements pursuant to the Burgess Amendments;

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.
Interpretation
1.1
In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this consent and first amending agreement, as amended, modified, supplemented or restated from time to time.

"Credit Agreement" means the credit agreement made as of July 27, 2022, as amended and restated pursuant to the amended and restated credit agreement made as of March 22, 2023 and as amended pursuant to a first amending agreement made effective as of May 31, 2023 and a second amending agreement made effective as of November 27, 2023, as further amended and restated pursuant to the amended and restated credit agreement made as of May 1, 2024 and as further amended and restated pursuant to the amended and restated credit agreement made as of June 26, 2024 between the Borrower, the Lenders and the Agent, as further modified and supplemented to the date hereof.

1.2
Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by this Agreement.
1.3
The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
1.5
The following Schedule is annexed hereto and is incorporated by reference and deemed to be part hereof:

Schedule A – Confirmation of Guarantee and Security.

Schedule B – Form of Replacement Burgess No Interest Letter.

2.
Consent, Amendments and Supplements
2.1
Consent to Replacement Burgess No Interest Letters. In connection with the Burgess Amendments, the Majority of the Lenders hereby consent to, and direct the Agent to, execute the Replacement Burgess No Interest Letters substantively in the form attached hereto as Schedule B and irrevocably directs the Agent to perform its obligations under each such Replacement Burgess No Interest Letter.

2.2
Changes to Definitions. Each of the existing definitions of "Burgess Royalty Assumption Agreements", "Burgess Royalty Subordination Agreements" and "Cavalier Farmout and Option Agreements" contained in Section 1.1(1) of the Credit Agreement are hereby deleted in their entirety and the following new definitions are hereby substituted therefor:

"Burgess Royalty Assumption Agreements" means, collectively: (i) the assumption agreement dated May 23, 2024 between Cavalier, Obsidian Energy Partnership (as successor in interest to the Borrower) and Burgess, as amended by an amending agreement made as of July 31, 2024; and (ii) the assumption agreement dated May 24, 2024 between Cavalier, Obsidian Energy Partnership (as successor in interest to the Borrower) and Burgess, as amended by an amending agreement made as of July 31, 2024, in each case, for the purpose of providing for the assignment to, and assumption by, Obsidian Energy Partnership of certain obligations of Cavalier under the Burgess Royalty Agreement in connection with the Cavalier Farmout and Option Agreements.

"Burgess Royalty Subordination Agreements" means, collectively: (i) the subordination agreement dated September 18, 2024 made by Burgess to and in favour of the Agent and Obsidian Energy Partnership which amended and restated the subordination agreement dated May 23, 2024; and (ii) the subordination agreement dated September 18, 2024 made by Burgess to and in favour of the Agent and Obsidian Energy Partnership which amended and restated the subordination agreement dated May 24, 2024.

"Cavalier Farmout and Option Agreements" means, collectively: (i) the farmout and option agreement dated March 23, 2024 between Cavalier and Obsidian Energy Partnership (as successor in interest to the Borrower), as amended by an amending agreement made as of July 31, 2024; and (ii) the farmout and option agreement dated March 24, 2024 between Cavalier and Obsidian Energy Partnership (as successor in interest to the Borrower), as amended by an amending agreement made as of July 31, 2024.

2.3
Changes to Burgess Royalty Agreements Affirmative Covenant. Section 9.1(cc) of the Credit Agreement is hereby deleted in its entirety and the following new Section 9.1(cc) is hereby substituted therefor:

"(cc) Burgess Royalty Agreements

(i) The Borrower shall, and shall cause its Subsidiaries (including, without limitation, Obsidian Energy Partnership) to, comply, in all material respects, with all covenants and terms of the Burgess Royalty Agreement and each Burgess Royalty Assumption Agreement.

(ii) The Borrower shall provide to, or cause to be provided to, the Agent written notice of any payment default in excess of the Threshold Amount under the Burgess Royalty Agreement or any Burgess Royalty Assumption Agreement in respect of which Burgess or Cavalier has provided notice thereof to the Borrower pursuant to the Burgess Royalty Agreement or any Burgess Royalty Assumption Agreement, in each case, upon receipt by the Borrower.

(iii) The Borrower shall promptly provide to, or cause to be provided to, the Agent a true and complete copy of any material amendment, modification or restatement of, or any material waiver or consent under, the Burgess Royalty Agreement or any Burgess Royalty Assumption Agreement."

2.4
Changes to Burgess Royalty Agreement Negative Covenant. Section 9.2(q) of the Credit Agreement is hereby deleted in its entirety and the following new Section 9.2(q) is hereby substituted therefor:

"(q) Burgess Royalty Agreement

The Borrower shall not, and shall not permit any Subsidiary (including, without limitation, Obsidian Energy Partnership) to terminate, amend, supplement or modify (as applicable) the Burgess Royalty Agreement, any Burgess Royalty Assumption Agreement or provision thereof if such termination, amendment, supplement or modification, as the case may be, would have or would reasonably be expected to have a Material Adverse Effect or, when taken as a whole with all other amendments, supplements, modifications, waivers or consents being made thereto, be material and adverse to the interests or rights of any of the Secured Parties, or provide any waiver or consent to like effect or take any steps in furtherance of any of the foregoing."

2.5
Changes to Burgess Royalty Agreement Event of Default. Section 11.1(ee) of the Credit Agreement is hereby deleted in its entirety and the following new Section 11.1(ee) is hereby substituted therefor:

"(ee) Cross Default to Burgess Royalty Agreement: if notice is provided by Burgess to the Agent pursuant to Burgess Royalty Subordination Agreement that the Borrower or any Subsidiary (including, without limitation, Obsidian Energy Partnership) is in default under the Burgess Royalty Agreement or any Burgess Royalty Assumption Agreement (any such default, a "Burgess Royalty Default") and Burgess is seeking to realize upon or enforce the Burgess Royalty Lien against or in respect of the property and assets of the Borrower or any Subsidiary (each, a "Burgess Royalty Default Notice") and the Burgess Royalty Default shall continue in effect and not be cured, discharged or otherwise dealt with in a manner that ceases or stays Burgess from being permitted under the Burgess Royalty Agreement or any Burgess Royalty Assumption Agreement, as applicable, to realize upon or enforce the Burgess Royalty Lien, in each case, within 30 days of such Burgess Royalty Default Notice being provided to the Agent.

3.
Representations and Warranties

The Borrower hereby represents and warrants to the Agent and to each Lender, and the Borrower acknowledges and confirms that the Agent and each Lender are relying upon such representations and warranties, as follows:

(a)
Capacity, Power and Authority

It is a corporation validly existing and in good standing under the laws of the Province of Alberta and has all the requisite corporate capacity, power and authority to own its properties and carry on its business as presently carried on or as contemplated by the Documents.

(b)
Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application limiting the enforceability of creditors' rights, to general principles of equity and to the fact that equitable remedies are only available in the discretion of the court.

(c)
Compliance with Other Instruments

None of the authorization, execution or delivery of this Agreement, the performance of any obligation of the Borrower pursuant hereto, or the consummation of the transactions contemplated herein requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as has already been obtained and are in full force and effect) nor is in conflict with or in contravention of (i) any applicable law, (ii) the Borrower's or any of its Material Subsidiary's articles, by-laws or other constating documents or any resolutions of directors or shareholders or partners, as applicable, or the provisions of its partnership agreement or declaration of trust or trust indenture (as applicable) or (iii) the provisions of any other indenture, instrument, undertaking or other agreement to which any of the Borrower or any of its Subsidiaries is a party or by which they or their respective properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect.

(d)
No Default

No Default or Event of Default has occurred or is continuing or will occur immediately after giving effect to this Agreement.

(e)
Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Article 8 of the Credit Agreement is true and accurate in all material respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which are true and accurate in all respects) as of the date hereof, except those made as of a specified date.

The representations and warranties set out herein shall survive the execution and delivery of this Agreement and the making of each Drawdown under the Credit Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or

Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

4.
Conditions Precedent

The consent, amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)
receipt by the Agent of a fully executed copy of this Agreement;
(b)
receipt by the Agent of fully executed copies of the Burgess Amendments (each in form and substance satisfactory to the Agent and Lenders' Counsel, each acting reasonably), together with an Officer's Certificate certifying the same;
(c)
receipt by the Agent of fully executed copies of the Replacement Burgess Subordination Agreements (each in form and substance satisfactory to the Agent and Lenders' Counsel, each acting reasonably);
(d)
the accuracy and completeness in all respects of the Borrower’s representations and warranties in Section 3 hereof; and
(e)
the Borrower shall have delivered, and will cause each Material Subsidiary to deliver, as applicable, to the Agent and the Lenders, a Confirmation of Guarantee and Security from the Borrower and each Material Subsidiary in substantially the form attached hereto as Schedule A.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

5.
Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 4 hereof.

6.
Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are reasonably required by the Agent (acting reasonably) in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

7.
Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

8.
Counterparts; Electronic Execution

This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words "execution", "execute", "signed", "signature", and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

OBSIDIAN ENERGY LTD.

By:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

Signature Page to the Consent and First Amending Agreement

MAJORITY OF THE LENDERS:

ROYAL BANK OF CANADA

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

Signature Page to the Consent and First Amending Agreement

BANK OF MONTREAL

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

Signature Page to the Consent and First Amending Agreement

CANADIAN WESTERN BANK

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

Signature Page to the Consent and First Amending Agreement

AGENT:

ROYAL BANK OF CANADA, in its capacity as Agent

By:	(Signed)
Name:
Title:

Signature Page to the Consent and First Amending Agreement

SCHEDULE A

Form of Confirmation of Guarantee and Security

CONFIRMATION OF GUARANTEE AND SECURITY

TO: The Lenders, Hedging Affiliates and each Cash Manager (together with the Agent (as defined below), collectively, the "Lender Secured Parties")

AND TO: Royal Bank of Canada, as agent of the Lenders (the "Agent")

DATE: September 18, 2024

WHEREAS Obsidian Energy Ltd. (the "Borrower") entered into a credit agreement made as of July 27, 2022, as amended and restated pursuant to the amended and restated credit agreement made as of March 22, 2023 and as amended pursuant to a first amending agreement made effective as of May 31, 2023 and a second amending agreement made effective as of November 27, 2023, as further amended and restated pursuant to the amended and restated credit agreement made as of May 1, 2024 and as further amended and restated pursuant to the amended and restated credit agreement made as of June 26, 2024 between the Borrower, the Lenders and the Agent (as further modified and supplemented to the date hereof, the "Existing Credit Agreement");

AND WHEREAS each of the undersigned guaranteed: (a) (except in the case of the Borrower), all of the Obligations of the Borrower under, pursuant or relating to the Existing Credit Agreement and the other Documents; (b) all of the Lender Financial Instrument Obligations; and (c) all Cash Management Obligations, (collectively, the "Guaranteed Obligations"), in each case, pursuant to one or more guarantees, each made as of July 27, 2022 (collectively, the "Guarantees" and each a "Guarantee"), granted by each of the undersigned (either directly or through one or more of its amalgamation predecessors) in favour of the Agent and each of the other Lender Secured Parties;

AND WHEREAS as collateral security for, among other things, all of its Obligations (including, without limitation, its obligations arising under its respective Guarantee), Lender Financial Instrument Obligations and Cash Management Obligations (collectively, the "Lender Secured Obligations"), each of the undersigned (either directly or through one or more of its amalgamation predecessors) executed and delivered to the Agent, for and on behalf of the Lender Secured Parties, in each case, one or more floating charge demand debentures, debenture pledge agreements and general security agreements, each dated July 27, 2022 (together with all other Security (under and as defined in the Existing Credit Agreement), collectively, the "Security");

AND WHEREAS pursuant to a consent and first amending agreement (the "Consent and First Amending Agreement") made as of even date herewith, the Borrower, the Lenders and the Agent have agreed to amend and supplement the Existing Credit Agreement;

AND WHEREAS each of the undersigned has been provided with a true, correct and complete copy of the Consent and First Amending Agreement;

AND WHEREAS each of the undersigned wishes to confirm to the Lender Secured Parties that: (a) its respective Guarantee continues to apply to the Guaranteed Obligations and (b) the Security continues to apply to the Lender Secured Obligations (including, for certainty, its obligations arising under its respective Guarantee);

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Lender Secured Parties to each of the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby confirms and agrees that: (a) each of its respective Guarantees and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Existing Credit Agreement pursuant to the Consent and First Amending Agreement, (b) each of its respective Guarantees shall continue to exist and apply to all of the Guaranteed Obligations and the Security shall continue to exist and apply to all of the Lender Secured Obligations (in each case, including, without limitation, the Obligations of the Borrower under, pursuant or relating to the Existing Credit Agreement as amended by the Consent and First Amending Agreement). This Confirmation of Guarantee and Security is in addition to and shall not limit, derogate from or otherwise affect any provisions of any Guarantee or the Security including, without limitation, Article 2 and Article 3 of each Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Existing Credit Agreement as amended by the Consent and First Amending Agreement, as the context requires.

This Confirmation of Guarantee and Security shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of any of the undersigned may be found. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Confirmation shall be effective as delivery of an original executed counterpart of this Confirmation.

DATED as of the date first written above.

OBSIDIAN ENERGY LTD. OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD., 1647456 ALBERTA LTD., each of the foregoing by the undersigned

By:
Peter D. Scott
Chief Financial Officer

SCHEDULE B

FORM OF REPLACEMENT BURGESS NO INTEREST LETTER

See attached.